Public Power Corporation S.A. - File No 82-34707

SEC MAIL RECEIVED PROCESSING
OCT 03 2005
WASH. D.C. 199 SECTION

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece [redacted]

05011627

BY COURIER

No/Date : Γ/ΔΙ : 581 | 28-9-2005

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Balance Sheets as at June 30, 2005 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Balance Sheets as at June 30, 2005 of Public Power Corporation S.A.

10/5

PUBLIC POWER CORPORATION S.A.

Interim Consolidated and Stand-Alone
Financial Statements

for the six month period
from January 1, 2005 to
June 30, 2005

in accordance with
International Financial
Reporting Standards,
adopted by the
European Union

FREE TRANSLATION FROM THE GREEK ORIGINAL

REVIEW REPORT OF CERTIFIED AUDITOR ACCOUNTANT

Review report to the shareholders of
Public Power Corporation S.A.

We have reviewed the accompanying standalone and consolidated interim balance sheet of Public Power Corporation S.A. at June 30, 2005, and the related standalone and consolidated interim statements of income and standalone and consolidated interim cash flows for the six months period then ended. We have not reviewed the standalone and consolidated statement of income for the second quarter of 2005 (and the corresponding figures for the second quarter of 2004) which is presented in the accompanying standalone and consolidated interim financial statements. These standalone and consolidated interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these standalone and consolidated interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400 as prescribed in the Greek Standards on Auditing. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the standalone and consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

From our review the following issues came to our attention:

1. As further discussed in note 4 to the financial statements, the Parent Company, within 2004, assigned to an independent firm of appraisers the appraisal of its machinery, technical works, technical installations, transportation means, furniture and fixtures and software as at December 31, 2004. The work of the appraisers is expected to be completed within the fourth quarter of 2005.

   The Parent Company, by comparing, on a total basis the appraised values, as determined by the work of the appraisers up to date, to the carrying amount of the above classes of assets at December 31, 2004, estimated: (a) that the resulting net surplus amounts to Euro 892 million, an amount that was credited to shareholders equity as at January 1, 2005, and (b) that the depreciation expense for the six-months period ended June 30, 2005 amounts to approximately Euro 287 million.

   Up to the date of our report, neither the work of the independent appraisers nor the process of recording, accounting and physical reconciliation of the preliminary results of the appraisal to the Parent Company's fixed assets register had been completed.

   As a consequence, any differences (positive or negative) that may result on: (a) the appraised fair value of the above classes of assets as at January 1, 2005 and accordingly as at June 30, 2005, (b) the estimated net surplus as at January 1, 2005 and accordingly as at June 30, 2005 and (c) the depreciation expense that was estimated and recorded for the above classes of assets for the six-months period ended June 30, 2005, will be determined, finalized and recorded when the above process is finalized.

2. As further discussed in note 8 to the financial statements, based on the 1691/2005 and 1688/2005 decisions of the Supreme Court the environmental permits of the Acheloos river diversion project and the related projects of the Mesochora hydroelectric power plant, which is under construction, were cancelled. Currently, the Parent Company is in the process of conducting and submitting to the competent authorities a new environmental study in order to disassociate the construction project of the Mesochora hydroelectric power plant from the Acheloos river diversion project. As a result, we are not in a position to assess the total or partial recoverability of the construction cost of the Mesochora project which at June 30, 2005 amounted to approximately Euro 259,6 million and is included in "Construction in progress".

3. As further discussed in note 3 to the financial statements, the Parent Company, in the six months period ended June 30, 2005, made a provision of approximately Euro 45 million that relate to the acquisition of rights that will be made in order to cover shortfalls resulting from carbon dioxides emissions. The above amount was calculated based on the national allocation plan for Greece that has been approved by the European Union and on a preliminary estimate of emissions of the Parent Company for the six-month period ended June 30, 2005. Any differences on the above amount,

approved by the European Union or, in the actual emissions for the six-month period ended June 30, 2005 will be recorded within the period incurred.

4. As at June 30, 2005 the provision for bad debts established is less than required by an amount of approximately Euro 13,2 million. As a result, net income for the six-month period ended June 30, 2005 and shareholders equity as at June 30, 2005 are overstated by the above amount.

5. We were not able to assess the recoverability of an amount of deferred tax assets of approximately Euro 3,5 million that relate to tax carried forward losses from the Group's subsidiaries.

6. As further discussed in note 4 to the financial statements, the Parent Company is in the process of investigating the parameters that determine the level of any constructive obligation for the removal of its lignite, natural gas and liquid fuel power plants, and, as a result no such provision was made in its financial statements.

Based on our review, except for the effect of the above qualifications, if any, nothing has come to our attention that causes us to believe that the accompanying interim standalone and consolidated financial statements do not give a true and fair view in accordance with International Accounting Standards adopted by the European Union.

Athens, September 28, 2005

The Certified Auditor Accountant

Dimitris Constantinou
Reg. No. SOEL 16201

ERNST & YOUNG (HELLAS)
AUDITORS ACCOUNTANTS S.A.

3LIC POWER CORPORATION S.A.
NDENSED CONSOLIDATED AND STAND – ALONE STATEMENT OF INCOME FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
amounts in thousands of Euro- except per share data)

	GROUP				PARENT COMPANY			
	01.01.2005-30.06.2005	**01.01.2004-30.06.2004**	**01.04.2005-30.06.2005**	**01.04.2004-30.06.2004**	**01.01.2005-30.06.2005**	**01.01.2004-30.06.2004**	**01.04.2005-30.06.2005**	**01.04.2004-30.06.2004**
VENUES:								
venue from energy sales	1,966,413	1,853,462	961,272	885,647	1,966,413	1,853.462	961.272	885.647
ier	152,590	149,403	77,985	73,878	152,590	149,403	77.985	73.878
	2,119,003	2,002,865	1,039,257	959,525	2,119,003	2,002.865	1.039.257	959.525
PENSES :								
roll cost	470,699	435,705	244,369	222,396	470,699	435.705	244.369	222.396
el	718,254	606,166	379,013	299,825	718,254	606.166	379.013	299.825
preciation and Amortization	219,178	226,603	106,519	111,308	219,178	226.603	106.519	111.308
ergy purchases	83,457	74,568	38,945	38,494	83,457	74.568	38.945	38.494
ission allowances	45,034	-	25,550	-	45,034	-	25.550	-
ovisions	14,640	2,285	10,512	(3,258)	14,640	2.285	10.512	(3.258)
ner expenses	134,722	146,971	73,865	80,790	134,570	146.624	73.713	80.498
ansmission system usage	137,393	127,443	74,247	63,496	137,393	127.443	74.247	63.496
OFIT FROM OPERATIONS	295,626	383,124	86,237	146,474	295,778	383.471	86.389	146.766
ancial expenses	75,359	82,151	37,769	37,996	75,359	82.148	37.769	37.993
ancial income	11,257	26,174	5,667	23,632	11,206	26.159	5.641	23.617
are of loss of associates	5,909	7,031	3,213	3,842	-	-	-	-
eign currency gains / (losses), net	(6,801)	(17,492)	(5,805)	(11,217)	(6,801)	(17,192)	(5.805)	(11.217)
ner income/ (expense), net	4,432	9,257	2,728	8,560	4,402	9.246	2.698	8.564
OFIT BEFORE TAX	223,246	311,881	47,845	125,611	229,226	319.236	51.154	129.737
ome tax expense	75,553	119,006	16,009	48,363	75,553	119.006	16.009	48.363
OFIT AFTER TAX	147,693	192,875	31,836	77,248	153,673	200,230	35.145	81.374
rnings per share, basic and diluted	0,64	0,83	0,14	0,33	0,66	0,86	0,15	0,35
eighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000	232,000,000	232,000 000	232.000.000	232.000.000

e accompanying notes are an integral part of these interim consolidated and stand – alone financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND STAND – ALONE BALANCE SHEET AS OF JUNE 30, 2005
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	30/06/2005	**31/12/2004**	**30/06/2005**	**31/12/2004**
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	10,621,553	9,717,147	10,621,547	9,717,140
Software, net	17,196	8,281	17,196	8,281
Other non current assets	20,341	114,511	72,082	158,034
Total non-current assets	10,659,090	9,839,939	10,710,825	9,883,455
Current Assets:				
Materials, spare parts and supplies, net	566,417	582,669	566,417	582,669
Trade and other receivables, net and other current assets	823,415	737,007	823,998	737,626
Marketable and other securities	31,742	28,439	31,742	28,439
Cash and cash equivalents	45,486	28,071	38,210	20,274
Total Current Assets	1,467,060	1,376,186	1,460,367	1,369,008
Total Assets	12,126,150	11,216,125	12,171,192	11,252,463
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Revaluation surplus	3,786,006	3,145,640	3,786,006	3,145,640
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Reserves	278,684	275,381	278,684	275,381
Retained earnings	516,667	577,851	559,080	614,207
Total Equity	4,807,894	4,225,409	4,850,307	4,261,765
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,943,358	3,107,427	2,943,358	3,107,427
Provisions	447,491	443,033	447,491	443,033
Other non-current liabilities	2,018,868	1,807,939	2,021,515	1,807,939
Total Non-Current Liabilities	5,409,717	5,358,399	5,412,364	5,358,399
Current Liabilities:				
Trade and other payables and other current liabilities	1,003,606	1,047,899	1,003,588	1,047,884
Dividends payable	208,992	211	208,992	211
Short term borrowings	131,800	187,050	131,800	187,050
Current portion of interest bearing loans and borrowings	564,141	397,157	564,141	397,154
Total Current Liabilities	1,908,539	1,632,317	1,908,521	1,632,299
Total Liabilities and Equity	12,126,150	11,216,125	12,171,192	11,252,463

The accompanying notes are an integral part of these interim consolidated and stand – alone financial statements

PO WER CORPORATION S.A.
SE CONSOLIDATED CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
RDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
s in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax - free and other Reserves	Reserves: Reserves Total	Retained Earnings/ (Accumulated Deficit)	Total Equity
cemb r 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,784	242,062	577,851	4,225,409
or the period	-	-	-	-	-	-	-	-	147,693	147,693
	-	-	-	-	-	-	-	-	(208,800)	(208,800)
of 2004 revaluation of assets	-	-	-	(22,005)	-	-	-	-	-	(22,005)
endments of 2004 revaluation of	-	-	-	(186)				-	-	(186)
urplus of machinery, transportation ure and fixture	-	-	-	891,589	-	-	-	-	-	891,589
of the revaluation surplus	-	-	-	(229,032)	-	-	-	-		(229,032)
arketable securities	-	-	-	-	-	3,303	-	3,303	-	3,303
	-	-	-	-	-	-	-	-	(77)	(77)
e 30, 2005	1,067,200	106,679	33,319	3,786,006	(947,342)	21,581	223,784	245,365	516,667	4,807,894
cember 31, 2003	1,067,200	106,679	21,116	2,543,342	(947,342)	9,640	211,561	221,201	471,558	3,483,754
or the period	-	-	-	-	-	-	-	-	192,875	192,875
	-	-	-	-	-	-	-	-	(162,400)	(162,400)
marketable securities	-	-	-	-	-	1,479	-	1,479	-	1,479
	-	-	-	-	-	-	-	-	(13)	(13)
e 30, 2004	1,067,200	106,679	21,116	2,543,342	(947,342)	11,119	211,561	222,680	502,020	3,515,695

panying notes are an integral part of these interim consolidated and stand – alone financial statements

PC WER CORPORATION S.A.
SE) STAND – ALONE CHANGES IN EQUITY FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
RDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
s in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Reserves: Marketable Securities Valuation Surplus	Reserves: 'ax - free nd other Reserves	Reserves Total	Retained Earnings / (Accumulated Deficit)	Total Equity
cemb r 31, 2004	1,067,200	106,679	33,319	3,145,640	(947,342)	18,278	223,78[illegible]	242,062	614,207	4,261,765
r the period	-	-	-	-	-	-		-	153,673	153,673
	-	-	-	-	-	-	-	-	(208,800)	(208,800)
of 2004 revaluation of assets	-	-	-	(22,005)	-	-	-	-	-	(22,005)
endr ents of 2004 revaluation of	-	-	-	(186)	-	-	-	-	-	(186)
urplu of machinery, transportation re ar.l fixture	-	-	-	891,589	-	-	-	-	-	891,589
f the revaluation surplus	-	-	-	(229,032)	-	-	-	-	-	(229,032)
arketable securities	-	-	-	-	-	3,303	-	3,303	-	3,303
e 30, 2005	1,067,200	106,679	33,319	3,786,006	(947,342)	21,581	223,78[illegible]	245,365	559,080	4,850,307
mb r 31, 2003	1,067,200	106,679	21,116	2,543,342	(947,342)	9,640	211,56[illegible]	221,201	501,776	3,513,972
r the period	-	-	-	-	-	-	-	-	200,230	200,230
	-	-	-	-	-	-	-	-	(162,400)	(162,400)
arketable securities	-	-	-	-	-	1,479	-	1,479	-	1,479
	-	-	-	-	-	-	-	-	(13)	(13)
30, 2004	1,067,200	106,679	21,116	2,543,342	(947,342)	11,119	211,56[illegible]	222,680	539,593	3,553,268

any ng notes are an integral part of these interim consolidated and stand – alone financial statements

PUBLIC POWER CORPORATION S.A.
CONDENSED CONSOLIDATED AND STAND – ALONE STATEMENT OF CASH FLOES FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2005-30.06.2005	01.01.2004-30.06.2004	01.01.2005-30.06.2005	01.01.2004-30.06.2004
Cash flows from operating activities				
Profit before tax	223,246	311,881	229,226	319,236
Adjustments :				
Depreciation and amortization	311.822	328.791	311.822	328.791
Amortization of customers' contributions and subsidies	(54.853)	(54.001)	(54.853)	(54.001)
Interest expense	68,162	76,117	68,162	76,117
Other adjustments	(5,004)	8,033	(10,862)	1.016
Changes in assets	(54,008)	(59,093)	(53,973)	(59.093)
Changes in liabilities	75,024	40,720	75,021	40.690
Income tax paid	(160,164)	(189,522)	(160,164)	(189.522)
Net Cash from Operating Activities	404.225	462,926	404,379	463,234
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(361,764)	(357,560)	(361,764)	(357.560)
Proceeds from customers' contributions and subsidies	90,540	94,788	90,540	94.788
Interest received	5,796	5,009	6,163	4.934
Investments	-	(5,000)	-	(13.000)
Net Cash used in Investing Activities	(265.428)	(262,763)	(265,061)	(270,838)
Cash Flows from Financing Activities				
Net change in short term borrowings	(55,250)	44,130	(55,250)	44.130
Proceeds from interest bearing loans and borrowings	225,000	355,000	225,000	355.000
Principal payments of interest bearing bonds and borrowing	(226,304)	(443,244)	(226,304)	(443.244)
Interest paid	(64,809)	(70,852)	(64,809)	(70.852)
Dividends paid	(19)	(78,926)	(19)	(78.926)
Other	0	107	0	107
Net Cash used in Financing Activities	(121.382)	(193,785)	(121,382)	(193,785)
Net increase/(decrease) in cash and cash equivalents	17.415	6,378	17,936	(1,389)
Cash and cash equivalents at beginning of year	28.071	27,493	20,274	24,389
Cash and cash equivalents at the end of the period	45.486	33,871	38,210	23,000

The accompanying notes are an integral part of these interim consolidated and stand – alone financial statements

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. Corporate Information

Public Power Corporation S.A. ("PPC") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalisation Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares were listed on the Athens and London Exchange. The accompanying interim financial statements include the financial statements of PPC (Parent Company) and the consolidated financial statements of Group PPC (Group).

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. The Group's payrolls at June 30, 2005 and 2004 totalled approximately 27,546 and 27,777 respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations, facilitates the transmission of electricity through approximately 11,500 kilometres of high voltage power lines and distributes electricity to consumers through approximately 205,000 kilometres of distribution network. Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,530 kilometres of fibre-optic network along its transmission lines (note 6).
The Parent Company's activities present a significant seasonality, which is at its peak in the summer and winter months due to the increased demand for electricity, a fact that is reflected in its quarterly financial statements as well as those of the Group's.

2. Changes in Legal Framework

In the context of the liberalization of the electricity market, according to the provisions of Law 2773/1999, as it was amended by Law 3175/2003, the Grid and Power Exchange Code was introduced in May 2005, taking into account the provisions of Law 3175/2003 for the implementation of the day - ahead market.
The Ministry of Development is preparing a draft Law amending Law 2773/1999 and Law 3175/2003 in accordance with the provisions of the new Electricity Directive 2003/54/EC, concerning the internal energy market.

3. Basis of Presentation for the Interim Financial Statements

The accompanying interim consolidated financial statements as well as the interim financial statements of the Parent Company, for the six month period ended June 30, 2005 have been prepared in accordance with IAS 34 which defines the form and the content of the interim financial statements.
Accordingly the accompanying financial statements include condensed notes and do not include fully explanatory notes based on the requirements of the International Financial Reporting Standards (IFRS).
The accompanying financial statements have been prepared based on the same accounting principles and methods as the annual financial statements for the Group with the exception of the following :

(All amounts in thousands of Euro, unless otherwise stated)

3. Basis of Presentation for the interim financial statements - continued

a) Changes in Accounting Principles :

The Group and the Parent Company have adopted the following new standards and the revised IAS for which the effective date is January 1, 2005 :

- IAS 1	"Presentation of Financial Statements,"
- IAS 2	"Inventories,"
- IAS 8	"Accounting Policies, Changes in Accounting Estimates and Errors,"
- IAS 10	"Events after the Balance Sheet Date,"
- IAS 16	"Property, Plant and Equipment,"
- IAS 17	"Leases,"
- IAS 21	"The Effects of Changes in Foreign Exchange Rates,
- IAS 24	"Related Party Disclosures,"
- IAS 27	"Consolidated and Separate Financial Statements,"
- IAS 28	"Investments in Associates,"
- IAS 31	"Interests in Joint Ventures,"
-IAS 32	"Financial Instruments: Disclosure and presentation ,"
- IAS 33	"Earnings per Share,"
-IAS 36	"Impairment of assets,"
-IAS 38	"Intangible assets,"
-IAS 39	" Financial Instruments: Recognition and Measurement," and
- IAS 40	"Investment Property."
-IFRS 2	"Share- based payment," (which superseded several requirements of IAS 19 "Employee Benefits")
-IFRS 3	"Business combination,"(which superseded IAS 22 "Business combination")
-IFRS 5	"Non-current Assets Held For Sale and Discontinued Operations","(which superseded IAS 35 "Discontinuing Operations")

The revised standards also supersede the following interpretations, which are withdrawn:

- SIC 1	"Consistency—Different Cost Formulas for Inventories,"
- SIC 2	"Consistency—Capitalization of Borrowing Costs,"
- SIC 3	"Elimination of Unrealized Profits and Losses on Transactions with Associates,"
- SIC 5	"Classification of Financial Instruments—Contingent Settlement Provisions,"
- SIC 6	"Costs of Modifying Existing Software,"
- SIC 11	"Foreign Exchange—Capitalization of Losses Resulting from Severe Currency Devaluations,"
- SIC 14	"Property, Plant and Equipment—Compensation for the Impairment or Loss of Items,"
- SIC 16	"Share Capital—Reacquired Own Equity Instruments (Treasury Shares),"
- SIC 17	"Equity—Costs of an Equity Transaction,"
- SIC 18	"Consistency—Alternative Methods,"
- SIC 19	"Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29,"
- SIC 20	"Equity Accounting Method—Recognition of Losses,"
- SIC 23	"Property, Plant and Equipment—Major Inspection or Overhaul Costs,"
- SIC 24	"Earnings Per Share—Financial Instruments that May Be Settled in Shares,"
- SIC 30	"Reporting Currency—Translation from Measurement Currency to Presentation Currency," and

(All amounts in thousands of Euro, unless otherwise stated)

3. Basis of Presentation for the interim financial statements - continued

Until December 31, 2004 the Group prepared and published consolidated financial statements in accordance with the International Financial Reporting Standards, while from January 1, 2005 and for any future publication of interim or annual financial statements, is required by law to publish the Parent Company's financial statements as well. The Parent Company adopts the same accounting principles with those of the Group, except for the revised IAS 27, according to which the Parent Company evaluates its investments in subsidiaries and associates in cost, except for the cases in which their cost is fully devaluated.
The adoption of the above mentioned new and revised standards by the Group and the Parent Company has not led to any adjustment in the financial statements and the comparative data.
In 2005, IFRS 6 "Exploration for and Evaluation of Mineral Resources", IFRIC 4 "Determining whether an Arrangement contains a Lease" and IFRIC 5 "Rights to Interest Arising from Decommissioning, Restoration, and Environmental Rehabilitation Funds" whose effective date is January 1, 2005, were issued and an early adoption is encouraged.
The above mentioned IFRS and IFRICs have not presently been adopted, and their future adoption is not considered to have a material effect on the Parent Company and the Group's financial statements.

b) ***CO_2 Emissions :*** According to Decision 2002/358/EK for the ratification of the Kyoto protocol by the European Commission and the observance of the relevant commitments, Greece is committed to reduce the CO_2 emissions for the period 2008 - 2012 to 25% of the emissions of the base year (1990).
According to the Directive 2003/87 (which has already been incorporated to the Greek Legislation by the Common Ministerial Decision H. Π. 54409/2632/27.12.2004) concerning emission trading, every member state of the European Union is obliged to prepare and submit to the European Commission a National Allocation Plan (NAP) for the three year period 2005 – 2007, which will allocate the aggregate quantity of emission allowances, their allocation between the bound plants and the total of basic rules that govern the emissions allocation as well as the function of the relevant system.
The National Allocation Plan has been prepared by the competent national authorities and was submitted to the European Union at December 2004. On June 20, 2005 the European Commission has notified its decision for the acceptance of the NAP. A Joint Ministerial Decision by the Ministers of Development and Environment is expected in order to finalize the allocation of the emission allowances between the bound plants.
According to the National Allocation Plan the Parent Company has been allocated emission allowances of 159.2 million tones of CO_2 (52.1 million tones CO_2 for 2005) for the above mentioned three year period.
The Parent Company, after an initial study of the parameters defining the levels of CO_2 emissions of its production installations (power plants) has estimated that the overall annual CO_2 emissions for the year 2005 is expected to arise to 55.8 million tones (26.8 million tones of CO_2 for the six month period ended June 30, 2005) which will present a deficit of approximately 3.7 million tones of CO_2 for the year 2005 (a deficit of 1.78 million tones of CO_2 for the six months ended June 30, 2005)
The above mentioned estimate can be altered when the methods of measuring CO_2 emissions will be determined, during the approval procedure by the competent authorities.
Based on the above mentioned facts, the Parent Company, has recognized a provision, in the six month period ended June 30, 2005, for the future purchase of emission allowances that amounted to Euro 45 million, approximately, based on the price for an emission allowance on June 30, 2005 in German's Energy Exchange (Euro 25.3 per CO_2 tone).

(All amounts in thousands of Euro, unless otherwise stated)

The Parent Company has not purchased any emission allowances for the six month period ended June 30, 2005.

c) ***Changes in estimates :*** The Group on January 1, 2005 has revaluated and redefined its fixed assets' useful life as follows :

	Useful Life	
	January 1 2005	**December 31 2004**
Buildings and Civil Works		
Hydro power plants	35-50	50
Buildings of general use	50	20
Industrial buildings	35	12.5
Machinery and Equipment		
Thermal power plants	40	25
Mines	20-40	20
Hydro power plants	40	50
Autonomous diesel power plants	25	12.5
Transmission		
Lines	35	33.3
Substations	35	25
Distribution		
Substations	35	16.7
Low and medium voltage distribution network	35	16.7-20
Transportation assets	15	5-6.6
Furniture, fixtures and equipment	5-12	3.3-5

The Company estimates that the above mentioned change of estimates will not affect materially the period's results due to the simultaneous revaluation of its fixed assets which resulted to a surplus estimated at approximately Euro 892 million (note 4).

(All amounts in thousands of Euro, unless otherwise stated)

4. PROPERTY, PLANT AND EQUIPMENT

	GROUP									
	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transportation Assets	Furniture And Equipment	Construction In Progress	Total
Cost										
At December 31, 2003	**379,706**	**181,128**	**13,630**	**420,668**	**997,312**	**6,170,828**	**10,674**	**68,169**	**793,012**	**9,035,127**
Additions	3,462	29,137	-	30,886	49,635	646,532	14,153	29,125	727,923	**1,530,853**
Removals/Transfers	(269)	(1,667)	-	(444)	(190)	(13,825)	(116)	(582)	(771,707)	**(788,800)**
Depreciation	-	(11,887)	(453)	(55,117)	(50,485)	(512,400)	(6,532)	(26,900)	-	**(663,774)**
Revaluation	348,215	-	-	255,526	-	-	-	-	-	**603,741**
At December 31, 2004	**731,114**	**196,711**	**13,177**	**651,519**	**996,272**	**6,291,135**	**18,179**	**69,812**	**749,228**	**9,717,147**
Modifications on 2004 revaluation of assets	(20,604)	-	-	(858)	-	-	-	-	-	**(21,462)**
Transfers	(39,115)	39,115	-	(9,244)	9,244	-	-	-	-	-
Revaluation	-	-	-	-	87,397	646,429	36,497	111,657	-	**881,980**
Additions	366	18,384	-	319	439	157,813	4,164	3,856	345,512	**530,853**
Removals/Transfers	(885)	-	-	(99)	-	(4,777)	(1)	(37)	(171,222)	**(177,021)**
Depreciation	-	(5,807)	(226)	(16,415)	(21,428)	(245,477)	(3,624)	(16,051)	-	**(309,028)**
Other Movements	33	-	-	-	-	5	-	43	(997)	**(916)**
At June 30, 2005	**670,909**	**248,403**	**12,951**	**625,222**	**1,071,924**	**6,845,128**	**55,215**	**169,280**	**922,521**	**10,621,553**

(All amounts in thousands of Euro, unless otherwise stated)

4. Property, Plant and Equipment - continued

	Parent Company									
	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transportation Assets	Furniture And Equipment	Construction In Progress	Total
Cost										
At December 31, 2003	**379,706**	**181,128**	**13,630**	**420,664**	**997,312**	**6,170,826**	**10,674**	**68,168**	**793,012**	**9,035,120**
Additions	3,462	29,137	-	30,886	49,635	646,532	14,153	29,125	727,923	**1,530,853**
Removals/Transfers	(269)	(1,667)	-	(444)	(190)	(13,825)	(116)	(582)	(771,707)	**(788,800)**
Depreciation	-	(11,887)	(453)	(55,117)	(50,485)	(512,400)	(6,532)	(26,900)	-	**(663,774)**
Revaluation	348,215	-	-	255,526	-	-	-	-	-	**603,741**
At December 31, 2004	**731,114**	**196,711**	**13,177**	**651,515**	**996,272**	**6,291,133**	**18,179**	**69,811**	**749,228**	**9,717,140**
Modifications on 2004 revaluation of assets	(20,604)	-	-	(858)	-	-	-	-	-	**(21,462)**
Transfers	(39,115)	39,115	-	(9,244)	9,244	-	-	-	-	-
Revaluation	-	-	-	-	87,397	646,429	36,497	11,657	-	**881,980**
Additions	366	18,384	-	319	439	157,813	4,164	3,856	345,512	**530,853**
Removals/Transfers	(885)	-	-	(99)	-	(4,777)	(1)	(36)	(171,222)	**(177,020)**
Depreciation	-	(5,807)	(226)	(16,415)	(21,428)	(245,477)	(3,624)	(16,051)	-	**(309,028)**
Other Movements	33	-	-	-	-	5	-	43	(997)	**(916)**
At June 30, 2005	**670,909**	**248,403**	**12,951**	**625,218**	**1,071,924**	**6,845,126**	**55,215**	**69,280**	**922,521**	**10,621,547**

(All amounts in thousands of Euro, unless otherwise stated)

4. Property, Plant and Equipment - Continued

(a) *Legal Status of Property:* The Parent Company is in the process of preparing a detailed listing of its real property and developing a fixed assets' register in order to register all its property in its name at the relevant land registries and to obtain ownership and encumbrance certificates.

(b) *Insurance Coverage:* The property, plant and equipment of the Parent Company are located all over Greece and therefore the risk of a major loss is reduced. The Parent Company does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment.

(c) *Statutory Revaluation of Fixed Assets:* Until December 31, 2000, in accordance with Greek tax legislation, real estate assets (land and buildings) are periodically revalued (every four years). These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Ministry of Economy and Finance. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" they have been reversed in the accompanying financial statements. As at December 31, 2000, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 an amount already used to set up part of PPC's share capital according to relevant Greek Law for revaluations.
From 2004 onwards, Greek tax legislation provides for the companies which prepare the financial statements in conformity with International Financial Reporting Standards, to proceed with the revaluation of their real estate assets to their estimated fair values, as determined by independent appraisers.
On December 31, 2004, the real estate assets of the Parent Company are revalued to their estimated fair values at that date as determined by independent appraisers. The above appraisal resulted to a net surplus of Euro 582,279, which was totally credited to reserves in equity (see paragraph (d) below).

(d) *Appraisal of Fixed Assets:* Within 2004, the Parent Company proceeded with the revaluation of its fixed assets with an effective date of December 31, 2004. The revaluation was carried out by an independent appraiser.

The above appraisal which excluded lakes, was completed within 2005 in two phases:

1. **Appraisal of fixed assets**: The procedure of revaluating the real estate assets of the Parent Company (property and plant) with an effective date of December 31, 2004, was completed within 2005 and accounted for as of December 31, 2004.

   The above appraisal of land and buildings resulted initially to a net surplus of Euro 603,741 (a positive surplus of Euro 832,606 and a negative surplus of Euro 228,865), out of which the amount of Euro 620,806 was directly credited in equity, and a negative surplus of Euro 17,065 which was not fully offset against the valuation surplus of previous revaluations, was charged directly in the Income Statement. Due to the fact that the negative surplus is not recognized by Greek tax legislation, it was recorded net of the relevant deferred taxes amounting to Euro 17,891. In addition, the positive surplus was recorded net of the relevant tax on revaluation surplus amounting to Euro 36,398.

(All amounts in thousands of Euro, unless otherwise stated)

4. Property, Plant and Equipment – Continued

Upon the completion of the procedure of registering, accounting settlement and physical/accounting correlation of its revalued real estate assets with the existing fixed assets register, the Parent Company encountered negative differences related to the positive surplus which was recorded on December 31, 2004 as well as differences related to negative surplus which decreased the revaluation surplus of previous revaluations, charged directly in the Income Statement of December 31, 2004. Therefore, the Parent Company proceeded, within the six month period ended on June 30, 2005, with the reversal of a portion of the above surplus amounting to Euro 21,462, by decreasing equally the net book value of fixed assets, and additionally with the reversal of the recorded negative surplus of Euro 543, by decreasing the positive surplus of the revaluation of the fixed assets.

2. **Appraisal of other fixed assets and software**: The appraisal of other fixed assets (machinery and other equipment, technical works, transportation assets, furniture and fixtures) and software of the Parent Company will be completed during the fourth quarter of 2005. The comparison between the values as determined by the independent appraisers until the publication of the financial statements for the six month period ended June 30, 2005 and the net book value of the above classes of assets, resulted to a net surplus amounting to approximately Euro 892 million, out of which an amount of Euro 882 million reflects the revaluation surplus of property, plant and equipment, and an amount of Euro 10 million reflects the revaluation surplus of intangible assets (software). The total amount of the revaluation surplus was credited, net of the relevant deferred taxes of income, directly in equity, within the six months ended June 30, 2005.

   Also, the depreciation for the six months ended June 30, 2005, which was calculated based on the new fair values and the remaining useful life of the above mentioned assets, as determined by the independent appraiser, amounts to approximately Euro 287 million and is included in the accompanying statement of operations.

   Till the date of the publication of the accompanying financial statements and due to the fact that the appraisal has not been completed, the Parent Company has not completed the procedure of recording the results from the valuation of the above assets, since the physical/accounting correlation and the reconciliation between the fixed assets' register and the accounting settlements of the results from the valuation, have not been completed. Any possible differences (positive or negative) that may arise to the revaluated fair value of the aforementioned assets as of January 1, 2005 (and furthermore as of June 30, 2005), to the net estimated revaluation as of January 1, 2005 (and furthermore as of June 30, 2005) and to the estimated depreciation, that were calculated and recorded for the respective assets for the six month period ended June 30, 2005, will be defined, finalized and recorded during the period of the above procedure, which is expected to be completed until the publication of the financial statements for the fiscal year ended December 31, 2005.

The method and the significant assumptions used for the valuation are as follows:

(a) All properties appraised were considered to be at the ownership of PPC.

(b) Properties that, during the appraiser's site inspection, were identified as having restraints were not valued.

(All amounts in thousands of Euro, unless otherwise stated)

(c) The title deeds, building permits and other similar permits, required by the Greek law, are available by the Parent Company.

(d) All properties appraised are held for use by Mines, Generation, Transmission and Distribution divisions of PPC, or for administrative purposes and are expected to be used as such for their remaining useful lives.

(e) IAS 16 "Property, Plant and Equipment" was applied with respect to the fair valuation of all fixed assets with the exception of some properties where IAS 40 "Investment Properties" was applied.

(f) The Fair Value of land buildings and equipment was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. The fair value for special purpose buildings, machinery and civil works, was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(g) The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, as required by the International Valuation Standards.

(e) **Asset Dismantlement Cost**: Based on the provisions of IAS 16 "Property, Plant and Equipment" the acquisition cost of an asset includes, among others, the initial estimates for the required dismantlement and removal cost of the asset in question. These costs are quantified and recognised in the financial statements, according to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The Parent Company considers that dismantlement costs can be financed through the sell-out of materials deriving from the dismantlement procedure (mainly iron), especially in the case of lignite fired stations and the natural gas fired stations. In addition, as far as oil power plants are concerned, the Parent Company is currently in the process of examining the parameters that shape the dismantlement cost. The accompanying financial statements do not include a provision concerning the future dismantlement cost for all the above mentioned plant categories.

5. Loan Agreements – Repayments

Within the six month period ended June 30, 2005 the Parent Company has concluded the following loan agreements:

- One loan agreement of annual duration (with PPC's renewal option for one more year) of an amount of Euro 100 million, which has been reimbursed within the said period.
- Three long term agreements (with a duration of four, five and fifteen years, respectively) of a total amount Euro 385 million, out of which the amount of Euro 125 million was reimbursed within the six month period ended June 30, 2005.
- Four new overdraft facilities with total available credit line of Euro 145 million,. At June 30, 2005 the available credit line of the overdraft facilities amounted to Euro 275 million, while the non used portion of all overdraft facilities of the Parent Company amount to Euro 143,200.

The loan repayments for the six month period ended June 30, 2005 amounted to Euro 226,304.

(All amounts in thousands of Euro, unless otherwise stated)

6. TRANSACTIONS WITH RELATED COMPANIES

The Parent Company's transactions with its subsidiaries and its associates for the six months ended June 30, 2005 are as follows:

	June 30	June 30
	2005	2004
Transactions with subsidiaries		
- PPC Telecommunications (rental charges)	17	-
Transactions with associates		
HTSO S.A		
- Transmission system usage	110,044	109,701
- Administrative fees	5,113	4,228
- Other services	11,353	10,823
- Transmission system usage fees	(137,393)	(127,443)
- Energy purchases from renewable sources	(26,186)	(19,565)
Larko		
- Energy sales	18,255	13,255
Tellas		
- Rental charges	43	-
- Optic fibre rental charges (note 1)	1,602	1,084
- Other income	226	132
- Telephone charges	(1,127)	(271)

Fees concerning management members amounted to Euro 917 and Euro 870 for the six month period ended June 30, 2005 and June 30, 2004, respectively and Euro 1,937 for the year ended December 31, 2004.

The Parent Company has guaranteed for loans of an associate company (Tellas) up to the amount of Euro 30 million. This guarantee has been renewed on July 5, 2005 and it is in force until September 30, 2005.

The Parent Company's balances with its subsidiaries and its associates as of June 30, 2005 and December 31, 2004 are as follows :

	June 30	December 31
	2005	2004
Balances with subsidiaries		
PPC Telecommunications S.A.		
- Receivables (rental charges)	239	251
- Payables	-	-
Balances with associates		
HTSO		
- Receivables	25,131	26,364
- Payables	(35,444)	(35,692)
Tellas		
- Receivables	8,437	6,549

(All amounts in thousands of Euro, unless otherwise stated)

Larko		
- Receivables	40,687	39,315
- Payables	-	-
PPC Renewables S.A.		
- Receivables	958	958
- Payables	-	-
PPC Rhodes S.A.		
- Receivables	29	29
- Payables		
PPC Crete		
- Receivables	18	18
- Payables	-	-

Transactions and balances between the Parent Company and its subsidiaries have been eliminated for consolidation purposes. Furthermore, the Parent Company, on June 30, 2005, has established a provision of Euro 27,065 against receivables from LARKO.

7. DIVIDENDS

The Parent Company's Shareholders General Assembly which took place on the April 20, 2004, approved the distribution of dividend of Euro 162,400 (Euro 0.70 per share) of which an amount of Euro 162,189 has been paid until December 31, 2004 and an amount of Euro 19 has been paid during the six month period ended June 30, 2005.

On June 6, 2005 the Parent Company's Shareholders General Assembly approved the distribution of dividends of Euro 208,800 (Euro 0.90 per share) which until June 30, 2005 had not been paid to its shareholders and is included in Current Liabilities in the accompanying Balance Sheet along with the non collected dividends which were approved on April 20, 2004.

8. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., ,has formed a new company with WIND (an Italian telecommunication provider, subsidiary of ENEL S.p.A.). The company, WIND-PPC Holdings N.V., which participates exclusively in Tellas S.A. Telecommunications ("Tellas"), started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is expected to be approximately Euro 80 million, of which an amount of approximately Euro 51 million has already been invested through PPC Telecommunications S.A.

Furthermore, the Parent Company has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) ***Acquisition Program:***

In December 2004, the Board of Directors of the Parent Company approved the participation of the Company in the tender process for the privatization of 3 power plants in Bulgaria in Varna, Bobov Dol and Russe.

(All amounts in thousands of Euro, unless otherwise stated)

8. Commitments and Contingencies – Continued

(b) Acquisition Program - Continued

At the beginning of 2005, the Company decided to restrict its participation in the bidding process to the power plants of Varna (6 generating units of 210 MW each, fuelled by imported coal) and Bobov Dol (3 generating units of 210 MW each, fuelled by domestic lignite) submitting the highest offer equal to Euro 70.9 million. Additionally, the Parent Company announced that it will proceed to a capital increase of Euro 34.4 million, approximately, in the event it acquires the plant of Bobov Dol.

The Bulgarian Privatization Agency (P.A.) has cancelled the open tender for the sale of TPP "Bobov Dol" EAD. According to P.A., the decision was motivated by the unsatisfactory offers which do not comply with the tender's objectives. The Parent Company has appealed the decision of the P.A., in front of the Supreme Administrative Court (S.A.C) of Bulgaria. The appeal will be heard on November 8, 2005.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised (note 4).

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no more necessary to PPC S.A. for the fulfilment of its purposes.

(d) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at June 30, 2005 amounts to approximately, Euro 355 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Group, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 211 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. Fire incidents: A number of individuals have raised claims against the Group for

(All amounts in thousands of Euro, unless otherwise stated)

8. Commitments and Contingencies – Continued

(d) Litigation and Claims - Continued

mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 54 million.

3 **Claims by employees:** Employees are claiming the amount of Euro 90 million, for allowances and other benefits that according to the employees should have been paid by PPC. The majority of the above amount relates to periods prior to 1996.

For the above amounts the Group has established provisions, which at June 30, 2005 totalled approximately Euro 149 million.

(f) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes some of the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network and the new small exploitations of the Achlada and Klidi mines.

2. The Messochora inhabitants have challenged the last environmental permit granted for the Acheloos project, including Messochora, as well as ancillary specific construction relating to Messochora on environmental grounds and the law relevant to the expropriation of the land for flooding of the Messochora dams. The Parent Company has invested Euro 25.6 million on this project at June 30, 2005. The final hearing to the environmental permit for Acheloos took place on June 4th , 2004 and the relevant decisions No 1688/2005(June 3, 2005) and 1691/2005 (June 3, 2005) issued by the Supreme Court repealed the environmental permit granted for the Acheloos project as well as the ancillary projects. After these Decisions a new Environmental Impact Assessment study dealing only with the Messochora hydroelectric project and the three ancillary projects of PPC SA, is under preparation by PPC S.A. This study upon completion will be submitted to the Greek Ministry of Environment, for the issue of New Environmental Terms of the Messochora Hydroelectric Project and the three ancillary projects of PPC S.A. and therefore will disconnect PPC SA from the whole Acheloos project issue. The Management estimates that a new Environmental Permit will be granted and the project will be completed.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have yet to be defined at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. Under European Directive 2001/80/EC, for existing

(All amounts in thousands of Euro, unless otherwise stated)

8. Commitments and Contingencies - Continued

(f) *Environmental Obligations - Continued*

- Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours each) from January 1, 2008 until December 31, 2015 at the latest.
- Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
- Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plant, should be implemented.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC S.A. of a full environmental impact assessment, the Ministry of Environment has issued in May 2004 the environmental permit by the Common Ministerial Decision 124528 for the construction and operation by our Company of an environmentally – controlled landfill site for the disposal of the bulk of our asbestos containing material at this facility.

6. Exposure of the public to electromagnetic fields from PPC's transmission lines and substations, is considered to be substantially less than the exposure guidelines thresholds developed by the International Commission on Non Ionising Radiation Protection (ICNIRP) and CENELEC.

9. Subsequent Events

- According to a Decision of the Ministry of Development, after an opinion delivered by RAE, the electricity rates for High, Medium and Low voltage (excluding the special invoicing rates of Alouminion, Larko, mines and exports) are increased from September 1st, 2005 henceforth. The average increase for High, Medium and Low voltage is 3.50%, 3.48% and 3.11%, respectively.

- Within July and August 2005, the Parent Company paid to its shareholders dividends of Euro 174,301.

(All amounts in thousands of Euro, unless otherwise stated)

9. Subsequent Events - continued

- In August 2005 the Parent Company realized the first withdrawal of Euro 120 million from one of its long term loans of Euro 260 million which was concluded in June 2005 for the financing of its investments.

10. Segment Information

	June 30, 2005					
	Mines	Generation	Transmission	Distribution	Eliminations	Total
Revenues	393,500	1,567,578	116,445	1,999,317	(1,957,837)	2,119,003
Segment result	34,828	194,715	39,001	27,082	-	295,626
Net financial results						(66,471)
Share of loss in associates						(5,909)
Profit before tax						223,246
Income Taxes						(75,553)
Net Profit						147,693

	June 30, 2004					
	Mines	Generation	Transmission	Distribution	Eliminations	Total
Revenues	358,846	1,407,693	116,284	1,865,724	(1,745,682)	2,002,865
Segment result	46,538	203,542	44,684	88,360	-	383,124
Net financial results						(64,212)
Share of loss in associates						(7,031)
Profit before tax						311,881
Income Taxes						(119,006)
Net Profit						192,875

During the six month period ended June 30, 2005 the lignite levy of Euro 8.5 million is included in the sector of Mines while an amount of Euro 8.3 million of the corresponding period of 2004 was included in the sector of Generation. Furthermore, the provision concerning the purchase of emission allowances of CO_2 for the six month period ended June 30,2005 is included in the sector of Generation

(All amounts in thousands of Euro, unless otherwise stated)

11. Summary of Significant Differences between Greek GAAP and IFRS

The following reconciliation table summarises the significant adjustments to shareholders' equity as at December 31, 2003, June 30, 2004 and December 31, 2004 that were applied to the statutory financial statements in order to comply with IFRS:

	Group		
	December 31	June 30	December 31
	2003	2004	2004
Shareholders' equity per Greek GAAP	4,459,662	4,767,545	5,245,493
- Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	(1,272,828)	(1,311,610)	(1,416,092)
- Reverse depreciation on fixed assets statutory revaluation surplus	(72,534)	(72,534)	(76,108)
- Account for deferred income taxes	104,422	92,419	87,487
- Account for marketable securities and financial instruments at fair values	(46,437)	(16,289)	(33,813)
- To defer and amortise loan fees and expenses	12,034	10,844	9,653
- Fixed assets' depreciation	77,751	113,990	151,608
- Income Tax	-	(99,003)	-
- Unrealised foreign exchange gains/(losses)	51,684	21,161	40,176
- Dividends	162,400	-	208,800
- Lignite costing	(875)	(875)	(875)
- Other	8,475	10,047	9,080
	(975,908)	(1,251,850)	(1,020,084)
Shareholders' equity per IFRS	**3,483,754**	**3,515,695**	**4,225,409**

	Parent Company		
	December 31	**June 30**	**December 31**
	2003	**2004**	**2004**
Shareholders' equity per Greek GAAP	**4,459,662**	**4,767,545**	**5,245,493**
- Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	(1,272,828)	(1,311,610)	(1,416,092)
- Reverse depreciation on fixed assets statutory revaluation surplus	(72,534)	(72,534)	(76,108)
- Account for deferred income taxes	104,422	92,419	87,487
- Account for marketable securities and financial instruments at fair values	(46,437)	(16,289)	(33,813)
- To defer and amortise loan fees and expenses	12,034	10,844	9,653
- Fixed assets' depreciation	77,751	113,990	151,608
- Income Tax	-	(99,003)	-
- Unrealised foreign exchange gains/(losses)	51,684	21,161	40,176
- Dividends	162,400	-	208,800
- Lignite costing	(875)	(875)	(875)
- Reversal of provision for the devaluation of associates	30,218	37,573	36,356
- Other	8,475	10,047	9,080
	(945,690)	(1,214,277)	(983,728)
Shareholders' equity per IFRS	3,513,972	3,553,268	4,261,765

(All amounts in thousands of Euro, unless otherwise stated)

11. Summary of Significant Differences between Greek GAAP and IFRS - continued

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the year 2003, for the six months ended June 30, 2004 and the year 2004 that were applied to the statutory financial statements in order to comply with IFRS:

	Group		
	December 31 2003	**June 30 2004**	**December 31 2004**
Net income per Greek GAAP	199,788	269,114	244,061
- Reverse depreciation on fixed assets statutory revaluation surplus	1,920	-	-
- Real estate assets devaluation	-	-	(17,065)
- Account for deferred income taxes	(5,465)	(12,003)	(34,826)
- Account for marketable securities and financial instruments at fair values	14,659	28,669	3,986
- To defer and amortise loan fees and expenses	(1,405)	(1,190)	(2,381)
- Fixed assets' depreciation	67,308	36,239	73,857
- Income tax	8,933	(99,003)	-
- Tax on revaluation surplus	-	-	(36,398)
- Unrealised foreign exchange gains/(losses)	3,606	(30,523)	(11,508)
- Reverse unused provisions	2,353	-	-
- Lignite costing	4,233	-	-
- Other	8,698	1,572	604
	104,840	**(76,239)**	**49,065**
Net income per IFRS	**304,628**	**192,875**	**293,126**

	Parent Company		
	December 31 2003	**June 30 2004**	**December 31 2004**
Net income per Greek GAAP	**199,788**	**269,114**	**244,061**
- Reverse depreciation on fixed assets statutory revaluation surplus	1,920	-	-
- Real estate assets devaluation	-	-	(17,065)
- Account for deferred income taxes	(5,465)	(12,003)	(34,826)
- Account for marketable securities and financial instruments at fair values	14,659	28,669	3,986
- To defer and amortise loan fees and expenses	(1,405)	(1,190)	(2,381)
- Fixed assets' depreciation	67,308	36,239	73,857
- Income tax	8,933	(99,003)	-
- Tax on revaluation surplus	-	-	36,398
- Unrealised foreign exchange gains/(losses)	3,606	(30,523)	(11,508)
- Reverse unused provisions	2,353	-	-
- Lignite costing	4,233	-	-
- Reversal of provision for the devaluation of associates	27,303	7,355	8,785
- Other	8,698	1,572	604
	132,143	**(68,884)**	**57,850**

PUBLIC POWER CORPORATION S.A.

Reg. No. 47829/06/B/00B2

Chalkokondili 30, 10432 Athens

Information for the period January 1 2005 - June 30 2005

The following infromation is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site (www.dei.gr) where all the financial statements are published, according to IFRS, as well as the interim auditor's report whenever is requested. The following financial statements have been approved by the Parent Company's Board of Directors on September 27, 2005. Certified Auditor: Dimitrios Constantinou. Auditing Firm: Ernst & Young (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A. Type of interim report: With qualifications.

BALANCE SHEET

Amounts in thousands of Euro

	THE GROUP		THE PARENT COMPANY	
	30/6/2005	**31/12/2004**	**30/6/2005**	**31/12/2004**
ASSETS				
Total non current assets	10.659.090	9.839.939	10.710.825	9.883.455
Materials, spare parts and supplies, net	566.417	582.669	566.417	582.669
Trade receivables, net	734.332	660.437	734.332	660.437
Other current assets	120.825	105.009	121.408	105.628
Cash and cash equivalents	45.486	28.071	38.210	20.274
Total assets	12.126.150	11.216.125	12.171.192	11.252.463
EQUITY AND LIABILITIES				
Long-term debt, net of current portion	2.943.358	3.107.427	2.943.358	3.107.427
Other non-current liabilities	2.466.359	2.250.972	2.469.006	2.250.972
Current portion of debt	695.941	584.207	695.941	584.204
Other current liabilities	1.212.598	1.048.110	1.212.580	1.048.095
Total liabilities (a)	7.318.256	6.990.716	7.320.885	6.990.698
Total equity	4.807.894	4.225.409	4.850.307	4.261.765
Minority interests	0	0	0	0
Total equity (b)	4.807.894	4.225.409	4.850.307	4.261.765
Total Liabilities and Equity (a) + (b)	12.126.150	11.216.125	12.171.192	11.252.463

STATEMENT OF CHANGES IN EQUITY

	30/6/2005	**30/6/2004**	**30/6/2005**	**30/6/2004**
Balance at the beginning of the year (1/1/2005 and 1/1/2004, respectively)	4.225.409	3.483.754	4.261.765	3.513.972
Dividends distributed	(208.800)	(162.400)	(208.800)	(162.400)
Net gains and losses recognised directly in the equity	3.303	1.479	3.303	1.479
Profit before tax	147.693	192.875	153.673	200.230

Equity at the end of the period (30/6/2005 and 30/6/2004, respectively)	4.807.894	3.515.695	4.850.307	3.553.268

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

THE GROUP

	1/1-30/6/2005	1/1-30/6/2004	1/4-30/6/2005	1/4-30/6/2004
Sales	2.119.003	2.002.865	1.039.257	959.525
Gross Operating Results	798.617	877.890	342.263	393.046
PROFIT BEFORE TAX, FINANCING & INVESTING ACTIVITIES AND DEPRECIATION AND AMORTISATION	552.595	657.914	216.942	282.851
PROFIT BEFORE TAX, FINANCING AND INVESTING ACTIVITIES	295.626	383.124	86.237	146.474
PROFIT BEFORE TAX	223.246	311.881	47.845	125.611
Income tax expense	(75.553)	(119.006)	(16.009)	(48.363)
PROFIT AFTER TAX	147.693	192.875	31.836	77.248
Distributed to:				
Companys' Shareholders	147.693	192.875	31.836	77.248
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,64	0,83	0,14	0,33

THE PARENT COMPANY

	1/1-30/6/2005	1/1-30/6/2004	1/4-30/6/2005	1/4-30/6/2004
Sales	2.119.003	2.002.865	1.039.257	959.525
Gross Operating Results	798.617	877.890	342.263	393.046
PROFIT BEFORE TAX, FINANCING & INVESTING ACTIVITIES AND DEPRECIATION AND AMORTISATION	552.747	658.261	217.094	283.143
PROFIT BEFORE TAX, FINANCING AND INVESTING ACTIVITIES	295.778	383.471	86.389	146.766
PROFIT BEFORE TAX	229.226	319.236	51.154	129.737
Income tax expense	(75.553)	(119.006)	(16.009)	(48.363)
PROFIT AFTER TAX	153.673	200.230	35.145	81.374
Distributed to:				
Companys' Shareholders	153.673	200.230	35.145	81.374

diluted (in Euro)

RECONCILIATION TABLE OF ADJUSTEMENTS TO SHAREHOLDERS' EQUITY 1/1/2005 AND 1/1/2004, RESPECTIVELY) ACCORDING TO GREEK GAAP AND IFRS

Amounts in thousands of Euro

	THE GROUP		THE PARENT COMPANY	
	1/1/2005	**1/1/2004**	**1/1/2005**	**1/1/2004**
Shareholders' equity per Greek GAAP	5.245.493	4.459.662	5.245.493	4.459.662
Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	(1.416.092)	(1.272.828)	(1.416.092)	(1.272.828)
Reverse depreciation on fixed asssets statutory revaluation surplus	(76.108)	(72.534)	(76.108)	(72.534)
Account for deferred income taxes	87.487	104.422	87.487	104.422
Account for marketable securities and financial instruments at fair values	(33.813)	(46.437)	(33.813)	(46.437)
To defer and amortise loan fees and expenses	9.653	12.034	9.653	12.034
Fixed assets' depreciation	151.608	77.751	151.608	77.751
Unrealised foreign exchange gains / (losses)	40.176	51.684	40.176	51.684
Dividends	208.800	162.400	208.800	162.400
Lignite costing	(875)	(875)	(875)	(875)
Reversal of provision of devaluation of associates	-	-	36.356	30.218
Other	9.080	8.475	9.080	8.475
Total adjustments	(1.020.084)	(975.908)	(983.728)	(945.690)
Shareholders' equity per IFRS	4.225.409	3.483.754	4.261.765	3.513.972

Additional data and information:

1. If the interim auditor's report qualifications had been taken into account, profit before tax and shareholders' equity for the period would be reduced by Euro 13.2 million.
2. The Group's companies with their respective addresses and participation percentages, that are included in the consolidated financial statements are listed below :

PPC S.A.	Parent Company	30, Chalkokondyli str. Athens 104 32, Greece
PPC Renewable Sources S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	57, Veranzerou str. Athens 104 38, Greece
PPC Telecommunications S.A.	100%	89, Dyrahiou str. Athens 104 43, Greece
PPC KRITI S.A.	100%	56-58, Agisilaou str. Athens 104 36, Greece

The above -mentioned companies have been fully consolidated.

3. The Parent Company has been audited by the tax authorities up to December 31,

(All amounts in thousands of Euro, unless otherwise stated)

Telecommunications S.A. which has been audited by the tax authorities up to December 31, 2002 according to the provisions of Law 3259/2004.

4. a) In accordance with article 15 of Law 3229/2004 the Parent Company proceeded to a revaluation of its real estate assets as of December 31, 2004, conducted by a renowned firm of independent appraisers, in accordance with IFRS and was completed during 2005. The results of the revaluation of Land and Buildings were recorded in the Parent Company's books on December 31, 2004.
   b) In addition, the Parent Company proceeded to a revaluation of its other assets (Machinery, Technical Works and Other equipment) as of December 31, 2004, using the same firm of independent appraisers. The appraisal of the aforementioned other assets will be completed during the fourth quarter of 2005. Till the date of the publication of the financial statements for the six month period ended June 30, 2005, and due to the fact that the appraisal has not been completed, the Parent Company has not completed the procedure of recording the results from the estimation of the above assets, since the physical/accounting correlation and the reconciliation between the fixed assets' register and the accounting settlements of the results from the appraisal have not been completed. Any possible differences (positive or negative) that may arise to the revaluated fair value of the aforementioned assets as of January 1, 2005 (and furthermore as of June 30, 2005), to the net estimated revaluation as of January 1, 2005 (and furthermore as of June 30, 2005) and to the estimated depreciation that were calculated and recorded for the respective assets for the six month period ended June 30, 2005, will be defined, finalized and recorded during the period of the above procedure, which is expected to be completed until the publication of the financial statements for the fiscal year ended December 31, 2005.
   c) The calculation of the depreciation of real estate assets (case (a)) as well as the calculation of the depreciation of other fixed assets (case (b)) for the six month period ended June 30, 2005, was made based on the assets' remaining useful life, as determined by the independent appraisers. The Parent Company estimates that the above mentioned change in estimates, (reestimation of the its assets useful life), will not materially affect its results, due to the simultaneous revaluation of its assets.
5. There was no change in the accounting principles for the audited financial statements for the year ended December 31, 2004. The Group and the Parent Company have adopted the new standards as well as the revised IAS that have been approved by the EU and for which the implementation date is January 1st, 2005. The adoption of the above new and revised standards by the Group and the Parent Company has not led to any change in the financial statements and the comparative data. Until December 31, 2004 the Group prepared and published consolidated financial statements in accordance with the International Financial Reporting Standards, while from January 1, 2005 and for any future publication of interim or annual financial statements, is required by law to publish the Parent Company's financial statements as well. The Parent Company adopts the same accounting principles with those of the Group, except for the revised IAS 27, according to which the Parent Company evaluates its investments in subsidiaries and associates in cost, except for the cases in which their cost is fully devaluated.

(All amounts in thousands of Euro, unless otherwise stated)

of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. The Bulgarian Privatization Agency has cancelled the open tender for the sale of the Bobov Dol power plant. PPC has appealed the Agency's decision in front of the Supreme Administrative Court of Bulgaria. The appeal will be heard on November 8, 2005.

7. There are no liens against the Parent Company's fixed assets, which could materially affect the Parent Company's financial position.
8. Adequate provisions have been established for all litigation.
9. Payroll for the Parent Company includes 27,697 employees out of which 152 employees work exclusively for the Hellenic Transmission System Operator and for which the Company is compensated. The Group's payroll includes 27,698 employees.
10. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the six month period ended June 30, 2005 amount to Euro 146,653.00 and Euro 164,706.00, respectively. As at June 30, 2005 the receivables and the payables of the Parent Company due to the related companies amount to Euro 75,499.00 and Euro 39,568.00, respectively. Sales and purchases of the Group , for the six month period ended June 30, 2005, as well as receivables and payables, that arose from the transactions of the Group to its related companies according to IAS 24, amount to Euro 146,636.00, Euro 164,706.00, Euro 74,698.00 and Euro 39,568.00, respectively.
11. Capital expenditure of the Parent Company for the period, amounted to approximately Euro 362 million.
12. Since January 1, 2005 the Parent Company monitors all developments concerning its ratio of CO_2 emissions according to the National Allocation Plan. The National Allocation Plan as formatted after the submission of the Greek State's supplementary information and approved by the European Commission by its Decision 20/VI/2005, was submitted to public consultation, which was concluded on July 4, 2005. A Joint Ministerial Decision, by the Ministers of Development and Environment is expected in order to finalize the National Allocation Plan. The Parent Company has established a provision for the future purchase of emission allowances, which amounted to approximately, Euro 45 million. The Parent Company's calculations have been conducted on the basis of estimates concerning the volume of the required emission allowances and their price at June 30, 2005.
13. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

    Based on the provisions of IAS 16 "Property, Plant and Equipment" the acquisition cost of an asset includes, among others, the initial estimates for the required dismantlement and removal cost of the asset in question. These costs are quantified and recognised in the financial statements, according to IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The Parent Company considers that dismantlement costs can be financed through the sell-out of materials deriving from the dismantlement procedure (mainly iron), especially in the case of lignite fired stations and the natural gas fired stations. In addition, as far as oil power plants are concerned, the Parent Company is currently in the process of examining the parameters that shape the dismantlement cost. The accompanying financial statements do not include a provision concerning the

(All amounts in thousands of Euro, unless otherwise stated)

15.The Messochora inhabitants have challenged the last environmental permit granted for the Acheloos project, including Messochora, as well as ancillary specific construction relating to Messochora on environmental grounds and the law relevant to the expropriation of the land for flooding of the Messochora dams. The Parent Company has invested Euro 259.6 million on this project at June 30, 2005. The final hearing to the environmental permit for Acheloos took place on June 4th , 2004 and the relevant decisions No 1688/2005(June 3, 2005) and 1691/2005 (June 3, 2005) issued by the Supreme Court repealed the environmental permit granted for the Acheloos project as well as the ancillary projects. After these Decisions a new Environmental Impact Assessment study dealing only with the Messochora hydroelectric project and the three ancillary projects of PPC SA, is under preparation by PPC S.A. This study upon completion will be submitted to the Greek Ministry of Environment, for the issue of New Environmental Terms of the Messochora Hydroelectric Project and the three ancillary projects of PPC S.A. and therefore will disconnect PPC SA from the whole Acheloos project issue. The Management estimates that a new Environmental Permit will be issued and the project will be completed.

Athens, 27 September 2005

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I. D. PALEOKRASSAS ID.C.N. A 084031	D. - A. MANIATAKIS ID.C.N. I 142486	EL. EXAKOYSTIDIS ID.C.N. T 157094